AdCare Announces Results of Its Tender Offer for Any and Up to All of Its Outstanding 10% Convertible Subordinated Notes Due April 30, 2017

ATLANTA, GA, January 10, 2017—AdCare Health Systems, Inc. (NYSE MKT: ADK) (NYSE MKT: ADK.PRA), a self-managed healthcare real estate investment company that invests primarily in real estate purposed for senior living and long-term healthcare, today announced the results of its previously announced cash tender offer (the “Tender Offer”) for up to $7,700,00 in aggregate principal amount of its outstanding 10% Convertible Subordinated Notes Due April 30, 2017 (the “Convertible Notes”) at a purchase price equal to $1,000 per $1,000 principal amount of Convertible Notes purchased, plus accrued and unpaid interest on such Convertible Notes up to, but not including, the payment date. The Tender Offer expired at midnight, New York City time, at the end of Monday, January 9, 2017 (the “Expiration Time”). As of the Expiration Time, $6.7 million in aggregate principal amount of the Convertible Notes were validly tendered and not properly withdrawn. AdCare accepted for payment all of the Convertible Notes validly tendered and not properly withdrawn pursuant to the Tender Offer. Payment for the Convertible Notes tendered and accepted for payment is expected to be made today by check. After giving effect to such payment, $1.0 million in aggregate principal amount of the Convertible Notes will remain outstanding.
This press release is for informational purposes only and is not an offer to purchase, or a solicitation of an offer to purchase, any securities. The Tender Offer was made solely pursuant to an offer to purchase and the related letter of transmittal, which set forth the complete terms of the Tender Offer.

About AdCare Health Systems
AdCare Health Systems, Inc. (NYSE MKT: ADK) (NYSE MKT: ADK.PRA) is a self-managed healthcare real estate investment company that invests primarily in real estate purposed for senior living and long-term healthcare through facility lease and sub-lease transactions. AdCare currently owns, leases or manages for third parties 29 facilities. For more information about AdCare, visit www.adcarehealth.com.

Important Cautions Regarding Forward-Looking Statements
Statements contained in this press release that are not historical facts may be forward-looking statements within the meaning of federal law. Such statements can be identified by the use of forward-looking terminology, such as “believes,” “expects,” “plans,” “intends,” “anticipates” and variations of such words or similar expressions, but their absence does not mean that the statement is not forward-looking. Forward-looking statements reflect management’s beliefs and assumptions and are based upon information currently available to management and involve known and unknown risks, results, performance or achievements of AdCare, which may differ materially from those expressed or implied in such statements. Such factors are identified in the public filings made by AdCare with the Securities and Exchange Commission, including AdCare’s Annual Report on Form 10-K for the year ended December 31, 2015, and AdCare’s subsequently filed Quarterly Reports on Form 10-Q and Current

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Reports on Form 8-K. There is no assurance that such factors or other factors will not affect the accuracy of such forward-looking statements. Except where required by law, AdCare undertakes no obligation to revise or update any forward-looking statements to reflect events or circumstances after the date of this press release.

Company Contacts		Investor Relations
Bill McBride	Allan Rimland	Brett Maas
Chairman and CEO	President and CFO	Managing Partner
AdCare Health Systems, Inc.	AdCare Health Systems, Inc.	Hayden IR
Tel (678) 368-4345	Tel (678) 368-4402	Tel (646) 536-7331
bill.mcbride@adcarehealth.com	allan.rimland@adcarehealth.com	brett@haydenir.com